

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2017

Myron Holubiak
Chief Executive Officer
Citius Pharmaceuticals, Inc.
11 Commerce Drive, First Floor
Cranford, NJ 07016

  Re: Citius Pharmaceuticals, Inc.
    Registration Statement on Form S-3
    Filed November 9, 2017
    File No. 333-221492

Dear Mr. Holubiak:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Incorporation of Documents by Reference, page 14

1. Please incorporate by reference your Current Reports on Form 8-K filed on October 12 and 26, 2016. Please also incorporate by reference your Form 8-A filed July 28, 2017. Refer to Items 12(a)(2) and 12(a)(3) of Form S-3 for guidance.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at (202) 551-3798 or Suzanne Hayes at (202) 551-3675 with any questions.

                                     Division of Corporation Finance
                                     Office of Healthcare & Insurance

cc: W. David Mannheim, Esq.